As filed with the Securities and Exchange Commission on November 19, 2003

Registration No. 333-108573

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

AMENDMENT NO. 2

TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

INTERNAP NETWORK SERVICES CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	91-2145721
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

250 Williams Street

Atlanta, Georgia 30303

(404) 302-9700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Walter G. DeSocio

Vice President and Chief Administrative Officer

Internap Network Services Corporation

250 Williams Street

Atlanta, Georgia 30303

(404) 302-9700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Kathryn M. Furman

King & Spalding LLP

191 Peachtree Street

Atlanta, Georgia 30303

(404) 572-4600

Approximate date of commencement of proposed sale to the public:    From time to time after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED November 19, 2003

PRELIMINARY PROSPECTUS

10,863,675 Shares

Common Stock

INTERNAP NETWORK

SERVICES

CORPORATION

We are registering 10,863,675 shares of our common stock for resale by the selling stockholders we identify in this prospectus. These selling stockholders acquired the shares directly from us in private placements.

The prices at which the selling stockholders may sell these shares will be determined by the prevailing market price for shares of our common stock or in privately negotiated transactions. For a description of the plan of distribution of the shares see page 14 of this prospectus. We will not receive any proceeds from the sale of these shares by the selling stockholders.

Our common stock is listed on the Nasdaq SmallCap Market under the symbol “INAP.” On November 18, 2003, the last reported sale price for our common stock on the Nasdaq SmallCap Market was $1.75 per share.

Our principal executive offices are located at 250 Williams Street, Atlanta, Georgia, 30303. Our telephone number is (404) 302-9700, and our web site is located at www.internap.com. Information contained on our web site is not part of this prospectus.

Investing in our common stock involves a high degree of risk. You should carefully read and consider the “ Risk Factors” beginning on page 2 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2003.

CAUTIONARY INFORMATION

Certain information included in this prospectus contains, and other materials filed or to be filed by us with the Securities and Exchange Commission and incorporated by reference herein contain, or will contain, forward-looking statements within the meaning of the federal securities laws. Those statements include statements regarding the intent, belief or current expectations of Internap and members of our management team, as well as the assumptions on which such statements are based. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and that actual results may differ materially from those contemplated by forward-looking statements. Important factors currently known to our management that could cause actual results to differ materially from those in forward-looking statements are set forth under the caption “Risk Factors” beginning on page 2. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time.

INTERNAP NETWORK SERVICES CORPORATION

Following is a short summary of our business. You should read carefully this entire prospectus, as well as the documents incorporated by reference in this prospectus, before making an investment decision. All references to “we,” “us,” “our” or “Internap” in this prospectus mean Internap Network Services Corporation.

We are a leading provider of Internet Protocol (IP)-based connectivity solutions to businesses that need assured network availability for mission-critical applications. Customers connected to the Internet through one of our service points have their data intelligently routed to and from destinations on the Internet using our overlay network, which analyzes the traffic situation on the major networks that comprise the Internet and delivers mission-critical information and communications fast and reliably. Use of our overlay network usually results in lower instances of data loss and greater quality of service than services offered by conventional Internet connectivity providers. In addition to IP connectivity, we offer colocation services, virtual private networking (“VPN”) services and managed security services. We also complement our service offerings as resellers of value-added VPN, content delivery network (“CDN”), managed security and managed storage services. The majority of our revenue is derived from high-performance Internet connectivity and related colocation services. As of September 30, 2003, we provided our services to 1,566 customers located throughout the United States and globally.

Our high-performance Internet connectivity services are available at speeds ranging from fractional T-1 (256 kbps) to OC-12 (622 mbps), and Ethernet Connectivity from 10 mbps to 1,000 mbps (Gigabit Ethernet) from Internap’s 30 service points to customers. We provide our connectivity services through the deployment of service points (P-NAPs), which are redundant network infrastructure facilities coupled with our proprietary routing technology. Service points maintain high speed, dedicated connections to major global Internet networks, commonly referred to as backbones, operated by AT&T, Cable & Wireless USA, Level 3 Communications, Genuity (a Level 3 company), Global Crossing Telecommunications, Quest Communications International, Sprint Internet Services, UUNET Technologies (a MCI company), Verio (a NTT Communications company) and XO Communications. As of September 30, 2003, we operated 30 service points in the following 17 major metropolitan market areas:

Market	Number of Service Points in Market
Atlanta	1
Boston	2
Chicago	2
Dallas	3
Denver	1
Houston	1
London, England	1

Market	Number of Service Points in Market
Los Angeles	4
Miami	1
New York	3
Philadelphia	2
San Diego and Orange County, California	2
San Francisco	1
San Jose	2
Seattle	2
Washington, D.C.	2

Total service points	30

RISK FACTORS

Investing in our common stock involves many risks, some of which are described below. The risks set forth below do not, however, represent every possible event which, if it occurred, would materially adversely affect our business. The potential for the occurrence of unforeseen risks is inherent in an investment in our common stock. We urge you to carefully consider the potential for occurrence of unforeseen risks as well as the following risk factors and the other information contained elsewhere or incorporated by reference in this prospectus before investing in our common stock.

Risks Related to Our Business

We Have a History of Losses, Expect Future Losses and May Not Achieve or Sustain Profitability.

We have incurred net losses in each quarterly and annual period since we began operations in May 1996. We incurred net losses of $185.5 million, $479.2 million and $72.3 million for the years ended December 31, 2000, 2001 and 2002, respectively. As of September 30, 2003, our accumulated deficit was $826.9 million. We may incur negative cash flows for the next several quarters and net losses for the foreseeable future.

Our Limited Operating History Makes It Difficult to Evaluate Our Prospects.

The revenue and income potential of our business and market is unproven, and our limited operating history makes it difficult to evaluate our prospects. We have only been in existence since 1996, and our services are only offered in limited regions. Investors should consider and evaluate our prospects in light of the risks and difficulties frequently encountered by relatively new companies, particularly companies in the rapidly evolving Internet infrastructure, connectivity and colocation markets.

Our Operating Results May Disappoint Analysts’ or Investors’ Expectations, Which Could Have a Negative Impact on Our Stock Price.

Our stock price could suffer in the future, as it has in the past, as a result of any failure to meet the expectations of public market analysts and investors about our results of operations from quarter to quarter. Any significant unanticipated shortfall of revenues or increase in expenses could negatively impact our expected results of operations should we be unable to make timely adjustments to compensate for them. Furthermore, a failure on our part to estimate accurately the timing or magnitude of particular anticipated revenues or expenses could also negatively impact our results of operations. Because our results of operations have fluctuated in the past and will continue to fluctuate in the future, investors should not rely on the results of any particular period as an indication of future performance in our business operations or stock price. For example, our quarterly revenue sequential growth rates for the quarters ended September 30, 2002 through September 30, 2003, have varied between 0.1% and 4.3% and total operating costs and expenses, as a percentage of revenues, have fluctuated between 120% and 144%. Fluctuations in our operating results depend on a number of factors. Some of these factors are industry and economic risks over which we have no control, including the introduction of new services by our competitors, fluctuations in the demand and sales cycle for our services, fluctuations in the market for qualified sales and other personnel, changes in the prices for Internet connectivity we pay backbone providers, our ability to obtain local loop connections to our service points at favorable prices, integration of people, operations, products and technologies of acquired businesses and general economic conditions. Other factors that may cause fluctuations in our operating results arise from strategic decisions we have made or may make with respect to the timing and magnitude of capital expenditures such as those associated with the deployment of additional service points and the terms of our Internet connectivity purchases. For example, our practice is to purchase Internet connectivity from backbone providers at new service points and license colocation space from providers before customers are secured. We also have agreed to purchase Internet connectivity from some providers without regard to the amount we resell to our customers.

Pricing Pressure Could Decrease Our Revenue and Threaten the Viability of Our Business Model.

We face intense competition along several fronts (more fully described below), including price competition. Increased price competition and other related competitive pressures could erode revenues, and significant price deflation could threaten the viability of our business model. We currently charge, and expect to continue to charge, more for our Internet connectivity services than our competitors. By bundling their services and reducing the overall cost of their solutions, telecommunications companies that compete with us may be able to provide customers with reduced communications costs in connection with their Internet connectivity services or private network services, thereby significantly increasing the pressure on us to decrease our prices. Because we rely on Internet backbone providers in delivering our services and have agreed with some of these providers to purchase their services without regard to the amount we resell to our customers, we may not be able to offset the effects of competitive price reductions even with an increased number of customers, higher revenues per customer from enhanced services, cost reductions or otherwise. In addition, we believe the Internet connectivity industry is likely to encounter further consolidation in the future. Consolidation could result in increased pressure on us to decrease our prices. Furthermore, the prolonged downturn in the U.S. economy has prompted many companies who require Internet connectivity to reevaluate the cost of such services. We believe that a continuing and further prolonged economic downturn could result in existing and potential customers being unwilling to pay for premium Internet connectivity services, which would seriously harm our business and make additional capital unavailable.

If We Are Unable to Continue to Receive Services from Our Backbone Providers, or Receive Their Services on a Cost-Effective Basis, We May Not Be Able to Provide Our Internet Connectivity Services on Favorable Terms.

In delivering our services, we rely on a number of Internet backbones, all of which are built and operated by others. In order to be able to provide high performance routing to our customers through our service points, we purchase connections from several Internet backbone providers. There can be no assurance that these Internet backbone providers will continue to provide service to us on a cost-effective basis or on otherwise favorable terms, if at all, or that these providers will provide us with additional capacity to adequately meet customer demand. Furthermore, it is very unlikely that we could replace our Internet backbone providers on comparable terms. Currently, in each of our domestic service points, we have connections to some combination of the following 10 backbone providers: AT&T, Cable & Wireless USA, Level 3 Communications, Genuity (a Level 3 company), Global Crossing Telecommunications, Quest Communications International, Sprint Internet Services, UUNET Technologies (a MCI company), Verio (a NTT Communications company) and XO Communications. We may be unable to maintain relationships with, or obtain necessary additional capacity from, these backbone providers. We may be unable to establish and maintain relationships with other backbone providers that may emerge or that are significant in geographic areas, such as Asia and Europe, in which we locate our service points.

Competition from More Established Competitors Could Decrease Our Market Share.

The Internet connectivity services market is extremely competitive. We expect competition from existing competitors to intensify in the future, and we may not have the financial resources, technical expertise, sales and marketing abilities or support capabilities to compete successfully. Many of our existing competitors have greater market presence, engineering and marketing capabilities, and financial, technological and personnel resources than we do. As a result, our competitors may have several advantages over us as we seek to develop a greater market presence. Our competitors currently include backbone providers that provide connectivity services to us, regional Bell operating companies, which offer Internet access, and global, national and regional Internet service providers and other Internet infrastructure providers and manufacturers. In addition, Internet backbone providers may make technological advancements, such as improved router technology or the introduction of improved routing protocols, which could enhance the quality of their services. We also expect to encounter additional competition from international Internet service providers as well as international telecommunications companies in the countries where we provide services.

Competition from New Competitors Could Decrease Our Market Share.

We expect new competitors will continue to enter our market. These new competitors could include computer hardware, software, media and other technology and telecommunications companies. A number of telecommunications companies and online service providers have been offering or expanding their network services. Further, the ability of some of these potential competitors to bundle other services and products with their network services could place us at a competitive disadvantage. Various companies are also exploring the possibility of providing, or are currently providing, high-speed, intelligent data services that use connections to more than one backbone or use alternative delivery methods including the cable television infrastructure, direct broadcast satellites, wireless cable and wireless local loop.

Some of Our Customers Are Emerging Internet-Based Businesses That May Not Pay Us for Our Services on a Timely Basis and May Not Succeed Over the Long Term.

A portion of our revenue is derived from customers that are emerging Internet-based businesses. The unproven business models of some of these customers and an uncertain economic climate make their continued financial viability uncertain. Some of these customers have encountered financial difficulties and, as a result, have delayed or defaulted on their payments to us. In the future others may also do so. If these payment difficulties become substantial, then our business and financial results could be seriously harmed.

We May Require Additional Cash in the Future and May Not Be Able to Secure Adequate Funds on a Timely Basis or on Terms Acceptable to Us.

We expect to meet our cash requirements in 2003 with existing cash, cash equivalents, short-term investments, cash flows from sales of our services and credit facilities. If, however, our cash requirements vary materially from those currently planned, or if we fail to generate sufficient cash flow from the sales of our services, management believes it has the ability to curtail capital spending and reduce expenses to ensure our cash and investments will be sufficient to meet our cash requirements in 2003. We may, however, require additional financing sooner than anticipated. In that event, we might not be able to obtain equity or debt financing on acceptable terms, if at all. Also, future borrowing instruments, such as credit facilities and lease agreements, will likely contain covenants restricting our ability to incur further indebtedness and will likely require us to pledge assets as security for borrowings hereunder.

Given our recent efforts to reduce our capital and operations expenditures, we may not be able to expand our business in the future. Any such expansion would require significant capital and we may be unable to obtain additional financing on satisfactory terms, if at all.

A Failure in Our Network Operations Centers, Service Points or Computer Systems Would Cause a Significant Disruption in Our Internet Connectivity Services.

Although we have taken precautions against systems failure, interruptions could result from natural or human caused disasters, power loss, telecommunications failure and similar events. Our business depends on the efficient and uninterrupted operation of our network operations centers, our service points and our computer and communications hardware systems and infrastructure. If we experience a problem at our network operations center, we may be unable to provide Internet connectivity services to our customers, provide customer service and support or monitor our network infrastructure or service points, any of which would seriously harm our business.

Because We Have Limited Experience Operating Internationally, Our International Operations May Not Be Successful.

Although we currently have service points in London and a joint venture with NTT-ME Corporation operating a service point in Tokyo, we have limited experience operating internationally. We may not be able to adapt our services to international markets or market and sell these services to customers abroad. In addition to general risks associated with international business operations, we face the following specific risks in our international business operations:

•	Difficulties in establishing and maintaining relationships with foreign customers as well as foreign backbone providers and local vendors, including colocation and local loop providers;

•	Difficulties in locating, building and deploying network operations centers and service points in foreign countries, and managing service points and network operations centers across disparate geographic areas; and

•	Exposure to fluctuations in foreign currency exchange rates.

We may be unsuccessful in our efforts to address the risks associated with our international operations, and our international sales growth may therefore be limited.

We Would Incur Additional Expense Associated with the Deployment of Any New Service Points and May Be Unable to Effectively Integrate New Service Points into Our Existing Network, Which Could Disrupt Our Service.

New service points, if any, would result in substantial new operating expenses, including expenses associated with hiring, training, retaining and managing new employees, provisioning capacity from backbone providers, purchasing new equipment, implementing new systems, leasing additional real estate and incurring additional depreciation expense. In addition, if we do not institute adequate financial and managerial controls, reporting systems, and procedures with which to operate multiple service points in geographically dispersed locations, our financial performance could be significantly harmed. Furthermore, in any effort to deploy new service points, we would face various risks associated with significant construction projects, including identifying and locating service point sites, construction delays, cost estimation errors or overruns, delays in connecting with local exchanges, equipment and material delays or shortages, the inability to obtain necessary permits on a timely basis, if at all, and other factors, many of which are beyond our control and all of which could delay the deployment of a new service point.

Our Brand Is Relatively New, and Failure to Develop Brand Recognition Could Hurt Our Ability to Compete Effectively.

To successfully execute our strategy, we must strengthen our brand awareness. If we do not build our brand awareness, our ability to realize our strategic and financial objectives could be hurt. Many of our competitors have well-established brands associated with the provision of Internet connectivity services. To date, we have attracted our existing customers primarily through a relatively small sales force, word of mouth and a limited, print-focused advertising campaign. In order to build our brand awareness, we must continue to provide high quality services.

We Are Dependent Upon Our Key Employees and May Be Unable to Attract or Retain Sufficient Numbers of Qualified Personnel.

Our future performance depends to a significant degree upon the continued contributions of our executive management team and key technical personnel. The loss of members of our executive management team or key technical employees could significantly harm us. Any of our officers or employees can terminate his or her relationship with us at any time. To the extent we are able to expand our operations and deploy additional service points, we may need to increase our workforce. Accordingly, our future success depends on our ability to attract, hire, train and retain highly skilled management, technical, sales, marketing and customer support personnel. Competition for qualified employees is intense and our financial resources are limited. Consequently, we may not be successful in attracting, hiring, training and retaining the people we need, which would seriously impede our ability to implement our business strategy.

If We Are Not Able to Manage Our Growth Effectively, Our Expansion Plans May Be Constrained or May Fail.

Our inability to manage growth effectively would seriously harm our plans to expand our Internet connectivity services into new markets. Since the introduction of our Internet connectivity services, we have experienced a period of rapid growth and expansion, which has placed, and continues to place, a significant strain on all of our resources. For example, as of December 31, 1996, we had one operational service point and nine employees compared to 30 operational service points and 333 full-time employees as of September 30, 2003. In addition, we had $69.6 million in revenues for the year ended December 31, 2000, compared to $132.5 million in revenues for the year ended December 31, 2002. Furthermore, we currently offer our services in Europe and Japan, through our joint venture, Internap Japan. We also resell certain products and services of Akamai Technologies, Inc., and others. We expect our recent growth to continue to strain our management, operational and financial resources. For example, we may not be able to install adequate financial control systems in an efficient and timely manner, and our current or planned information systems, procedures and controls may be inadequate to support our future operations. The difficulties associated with installing and implementing new systems, procedures and controls may place a significant burden on our management and our internal resources.

If We Fail to Adequately Protect Our Intellectual Property, We May Lose Rights to Some of Our Most Valuable Assets.

We rely on a combination of patent, copyright, trademark, trade secret and other intellectual property law, nondisclosure agreements and other protective measures to protect our proprietary technology. Internap and P-NAP are trademarks of Internap that are registered in the United States. In addition, we have three patents that have been issued by the United States Patent and Trademark Office, or USPTO. The dates of issuance for these patents range from September 1999 through December 1999, and each of these patents is enforceable for a period of 20 years after the date of its filing. We cannot assure you that these patents or any future issued patents will provide significant proprietary protection or commercial advantage to us or that the USPTO will allow any additional or future claims. We have nine additional applications pending, two of which are continuation in patent filings. We may file additional applications in the future. Our patents and patent applications relate to our service point technologies and other technical aspects of our services. In addition, we have filed corresponding international patent applications under the Patent Cooperation Treaty. It is possible that any patents that have been or may be issued to us could still be successfully challenged by third parties, which could result in our loss of the right to prevent others from exploiting the inventions claimed in those patents. Further, current and future competitors may independently develop similar technologies, duplicate our services and products or design around any patents that may be issued to us. In addition, effective patent protection may not be available in every country in which we intend to do business. In addition to patent protection, we believe the protection of our copyrightable materials, trademarks and trade secrets is important to our future success. We rely on a combination of laws, such as copyright, trademark and trade secret laws and contractual restrictions, such as confidentiality agreements and licenses, to establish and protect our proprietary rights. In particular, we generally enter into confidentiality agreements with our employees and nondisclosure agreements with our customers and corporations with whom we have strategic relationships. In addition, we generally register our important trademarks with the USPTO to preserve their value and establish proof of our ownership and use of these trademarks. Any trademarks that may be issued to us may not provide significant proprietary protection or commercial advantage to us. Despite any precautions that we have taken, intellectual property laws and contractual restrictions may not be sufficient to prevent misappropriation of our technology or deter others from developing similar technology.

We May Face Litigation and Liability Due to Claims of Infringement of Third Party Intellectual Property Rights.

The telecommunications industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. From time to time, third parties may assert patent, copyright, trademark, trade secret and other intellectual property rights to technologies that are important to our business. Any claims that our services infringe or may infringe proprietary rights of third parties, with or without merit, could be time-consuming, result in costly litigation, divert the efforts of our technical and management personnel or require us to enter into royalty or licensing agreements, any of which could significantly harm our operating results. In addition, in our customer agreements, we agree to indemnify our customers for any expenses or liabilities resulting from claimed infringement of patents, trademarks or copyrights of third parties. If a claim against us was to be successful, and we were not able to obtain a license to the relevant or a substitute technology on acceptable terms or redesign our products to avoid infringement, our ability to compete successfully in our competitive market would be impaired.

Because We Depend on Third Party Suppliers for Key Components of Our Network Infrastructure, Failures of These Suppliers to Deliver Their Components as Agreed Could Hinder Our Ability to Provide Our Services on a Competitive and Timely Basis.

Any failure to obtain required products or services from third party suppliers on a timely basis and at an acceptable cost would affect our ability to provide our Internet connectivity services on a competitive and timely basis. We are dependent on other companies to supply various key components of our infrastructure, including the local loops between our service points and our Internet backbone providers and between our service points and our customers’ networks. In addition, the routers and switches used in our network infrastructure are currently supplied by a limited number of vendors. Additional sources of these services and products may not be available in the future on satisfactory terms, if at all. We purchase these services and products pursuant to purchase orders placed from time to time. Furthermore, we do not carry significant inventories of the products we purchase, and we have no guaranteed supply arrangements with our vendors. We have in the past experienced delays in installation of services and receiving shipments of equipment purchased. To date, these delays have neither been material nor have they adversely affected us, but these delays could affect our ability to deploy service points in the future on a timely basis. If our limited source of suppliers fails to provide products or services that comply with evolving Internet and telecommunications standards or that interoperate with other products or services we use in our network infrastructure, we may be unable to meet our customer service commitments.

We Have Acquired and May Acquire Other Businesses, and these Acquisitions Involve Numerous Risks.

During 2000, we acquired CO Space and VPNX, respectively, in purchase transactions. In October 2003, we acquired netVMg, a privately held Internet route optimization company, and Sockeye Networks, a route control service provider. We may pursue and engage in additional acquisitions in the future in order to, among other things, enhance our existing services and enlarge our customer base. Acquisitions involve a number of risks that could potentially, but not exclusively, include the following:

•	Difficulties in integrating the operations, personnel, technologies, products and services of the acquired companies in a timely and efficient manner;

•	Diversion of management’s attention from normal daily operations;

•	Insufficient revenues to offset significant unforeseen costs and increased expenses associated with the acquisitions;

•	Difficulties in completing projects associated with in-process research and development being conducted by the acquired businesses;

•	Risks associated with our entrance into markets in which we have little or no prior experience and where competitors have a stronger market presence;

•	Deferral of purchasing decisions by current and potential customers as they evaluate the likelihood of success of the acquisitions;

•	Difficulties in pursuing relationships with potential strategic partners who may view the combined company as a more direct competitor than our predecessor entities taken independently;

•	Issuance by us of equity securities that would dilute ownership of existing stockholders;

•	Incurrence of significant debt, contingent liabilities and amortization expenses; and

•	Loss of key employees of the acquired companies.

Acquiring high technology businesses as a means of achieving growth is inherently risky. To meet these risks, we must maintain our ability to manage effectively any growth that results from using these means. Failure to effectively manage our growth through mergers and acquisitions could harm our business and operating results and could result in impairment of related long-term assets.

A Significant Number of Our Service Points are Located in Facilities of Third Parties, and We May Experience Significant Disruptions in Our Ability to Service Our Customers.

A significant number of our service points are located in facilities of third parties. In many of those arrangements, we do not have property rights similar to those customarily possessed by a lessee or sublessee, but instead have lesser rights of occupancy. In certain situations, the financial condition of those parties providing occupancy to us could have an adverse impact on the continued occupancy arrangement or the level of service delivered to us under such arrangement.

For Certain of Our Service Points We May Be Obligated to Purchase Local Access or Other Services on Unfavorable Terms.

In certain of our service point occupancy arrangements, the facility we have occupied is not carrier neutral, and the occupancy provider may have the contractual right, or an effective right given available alternatives, to provide local access or other services to us in providing service to our customers. Consequently, we may not be able to purchase local access or such services in such situations on market terms or on other favorable non-price terms and conditions.

Risks Related to Our Industry

Because the Demand for Our Services Depends on Continued Growth in Use of the Internet, a Slowing of this Growth Could Harm the Development of the Demand for Our Services.

Critical issues concerning the commercial use of the Internet remain unresolved and may hinder the growth of Internet use, especially in the business market we target. Despite growing interest in the varied commercial uses of the Internet, many businesses have been deterred from purchasing Internet connectivity services for a number of reasons, including inconsistent or unreliable quality of service, lack of availability of cost-effective, high-speed options, a limited number of local access points for corporate users, inability to integrate business applications on the Internet, the need to deal with multiple and frequently incompatible vendors and a lack of tools to simplify Internet access and use. Capacity constraints caused by growth in the use of the Internet may, if left unresolved, impede further development of the Internet to the extent that users experience delays, transmission errors and other difficulties. Further, the adoption of the Internet for commerce and communications, particularly by those individuals and enterprises that have historically relied upon alternative means of commerce and communication, generally requires an understanding and acceptance of a new way of conducting business and exchanging information. In particular, enterprises that have already invested substantial resources in other means of conducting commerce and exchanging information may be particularly reluctant or slow to adopt a new strategy that may make their existing personnel and infrastructure obsolete. Additionally, even individuals and enterprises that have invested significant resources in the use of the Internet may, for cost reduction purposes during difficult economic times, decrease future investment in the use of the Internet. The failure of the market for business related Internet solutions to further develop could cause our revenues to grow more slowly than anticipated and reduce the demand for our services.

Because the Internet Connectivity Market Is New and Its Viability Is Uncertain, There Is a Risk Our Services May Not Be Accepted.

We face the risk that the market for high performance Internet connectivity services might fail to develop, or develop more slowly than expected, or that our services may not achieve widespread market acceptance. This market for high performance Internet connectivity services has only recently begun to develop, is evolving rapidly and likely will be characterized by an increasing number of new entrants. There is significant uncertainty as to whether this market ultimately will prove to be viable or, if it becomes viable, that it will grow. Furthermore, we may be unable to market and sell our services successfully and cost-effectively to a sufficiently large number of customers. We typically charge more for our services than do our competitors, which may affect market acceptance of our services or adversely impact the rate of market acceptance. We believe the danger of nonacceptance is particularly acute during economic slowdowns and when there is significant pricing pressure across the Internet connectivity industry. Finally, if the Internet becomes subject to a form of central management, or if the Internet backbone providers establish an economic settlement arrangement regarding the exchange of traffic between backbones, the problems of congestion, latency and data loss addressed by our Internet connectivity services could be largely resolved, and our core business rendered obsolete.

If We Are Unable to Respond Effectively and on a Timely Basis to Rapid Technological Change, We May Lose or Fail to Establish a Competitive Advantage in Our Market.

The Internet connectivity industry is characterized by rapidly changing technology, industry standards, customer needs and intense market competition, as well as by frequent new product and service introductions. We may be unable to successfully use or develop new technologies, adapt our network infrastructure to changing customer requirements and industry standards, introduce new services, such as virtual private networking and video conferencing, or enhance our existing services on a timely basis. Furthermore, new technologies or enhancements we use or develop may not gain market acceptance or may develop slower than anticipated. Our pursuit of necessary technological advances may require substantial time and expense, and we may be unable to successfully adapt our network and services to alternate access devices and technologies. If our services do not continue to be compatible and interoperable with products and architectures offered by other industry members, our ability to compete could be impaired. Our ability to compete successfully is dependent, in part, upon the continued compatibility and interoperability of our services with products and architectures offered by various other industry participants. Although we intend to support emerging standards in the market for Internet connectivity, there can be no assurance that we will be able to conform to new standards in a timely fashion, if at all, or maintain a competitive position in the market.

New Technologies Could Displace Our Services or Render Them Obsolete.

New technologies and industry standards have the potential to replace or provide lower cost alternatives to our services. The adoption of such new technologies or industry standards could render our existing services obsolete and unmarketable. For example, our services rely on the continued widespread commercial use of the set of protocols, services and applications for linking computers known as Transmission Control Protocol/Internetwork Protocol, or TCP/IP. Alternative sets of protocols, services and applications for linking computers could emerge and become widely adopted. A resulting reduction in the use of TCP/IP could render our services obsolete and unmarketable. Our failure to anticipate the prevailing standard or the failure of a common standard to emerge could hurt our business. Further, we anticipate the introduction of other new technologies, such as telephone and facsimile capabilities, private networks, multimedia document distribution and transmission of audio and video feeds, requiring broadband access to the Internet, but there can be no assurance that such technologies will create opportunities for us or that the cost of implementing such technologies will provide a positive economic return.

Service Interruptions Caused by System Failures Could Harm Customer Relations, Expose Us to Liability and Increase Our Capital Costs.

Interruptions in service to our customers could harm our customer relations, expose us to potential lawsuits and require us to spend more money adding redundant facilities. Our operations depend upon our ability to protect our customers’ data and equipment, our equipment and our network infrastructure, including our connections to our backbone providers, against damage from human error or attack or “acts of God.” Regardless of the level of precautions we implement, the occurrence of a natural disaster, attack or other unanticipated problem could result in interruptions in the services we provide to our customers.

Capacity Constraints Could Cause Service Interruptions and Harm Customer Relations.

Failure of the backbone providers and other Internet infrastructure companies to continue to grow in an orderly manner could result in capacity constraints leading to service interruptions to our customers. Although the national telecommunications networks and Internet infrastructures have historically developed in an orderly manner, there is no guarantee that this orderly growth will continue as more services, users and equipment connect to the networks. Failure by our telecommunications and Internet service providers to provide us with the data communications capacity we require could cause service interruptions.

Our Network and Software Are Vulnerable to Security Breaches and Similar Threats Which Could Result in Our Liability for Damages and Harm Our Reputation.

Despite the implementation of network security measures, the core of our network infrastructure is vulnerable to computer viruses, break-ins, attacks and similar disruptive problems. This could result in our liability for damages, and our reputation could suffer, thereby deterring potential customers from working with us. Security problems or other attacks caused by third parties could lead to interruptions and delays or to the cessation of service to our customers. Furthermore, inappropriate use of the network by third parties could also jeopardize the security of confidential information stored in our computer systems and in those of our customers. We intend to continue to implement industry-standard security measures; however, in the past third parties have occasionally circumvented some of these industry-standard measures, although not in our system. Therefore, there can be no assurance that the measures we implement will not be circumvented. The costs and resources required to eliminate computer viruses and alleviate other security problems may result in interruptions, delays or cessation of service to our customers, which could hurt our business.

Should the Government Modify or Increase Regulation of the Internet, the Provision of Our Services Could Become More Costly.

There is currently only a small body of laws and regulations directly applicable to access to or commerce on the Internet. However, due to the increasing popularity and use of the Internet, international, federal, state and local governments may adopt laws and regulations that affect the Internet. The nature of any new laws and regulations and the manner in which existing and new laws and regulations may be interpreted and enforced cannot be fully determined. The adoption of any future laws or regulations might decrease the growth of the Internet, decrease demand for our services, impose taxes or other costly technical requirements or otherwise increase the cost of doing business on the Internet or in some other manner have a significantly harmful effect on us or our customers. The government may also seek to regulate some segments of our activities as it has with basic telecommunications services. Moreover, the applicability to the Internet of existing laws governing intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment, personal privacy and other issues is uncertain and developing. We cannot predict the impact, if any, that future regulation or regulatory changes may have on our business. As of November 1, 2003, the Internet Tax Freedom Act, which placed a moratorium against certain state and local taxation of Internet access, expired. Pursuant to this moratorium, most of our services were not subject to state and local taxation. Should the United States Congress not pass a similar moratorium limiting the taxation of Internet access or related services, state and local governments may impose taxes on some or all of the services Internap currently provides. This additional expense may have a negative impact on our business and the industry generally.

Risks Related to Our Capital Stock

The Series A Preferred Stock and Warrants Issued in 2001 Have Dilutive Impacts on Our Common Stock That Could Depress the Market Price of Our Common Stock.

Our Series A preferred stock and warrants originally issued in 2001 have substantially increased the number of shares of common stock that may be issued in the future. If all shares of that stock were converted and all warrants were exercised, our outstanding shares of common stock would increase from approximately 187.1 million shares to approximately 288.9 million shares, or approximately 55%, as of September 30, 2003. Further, the adjustment, effective as of August 25, 2003, of the common stock conversion price applicable to our Series A preferred stock from $1.48 to $.95 could result in the additional issuance of shares of our common stock. As of November 11, 2003, our Series A preferred shareholders have converted 828,512 shares of Series A preferred stock, resulting in an issuance of 24.2 million shares of common stock. The issuance of our common stock upon the conversion of Series A preferred stock or the exercise of warrants could have a depressive effect on the market price of the common stock by increasing the number of shares of common stock outstanding on an absolute basis or as a result of the timing of additional shares of common stock becoming available on the market.

Certain Selling Stockholders Have the Right to Receive Additional Shares of Our Common Stock if in the Future We Issue Shares of Our Common Stock for Less than $0.95 Per Share, Which Could Have a Dilutive Impact on Our Common Stock and Depress the Market Price of Our Common Stock.

In conjunction with the private placement of our common stock to certain of the selling stockholders, we granted such selling stockholders the right to receive additional shares of our common stock if we issue shares of our common stock (or other securities convertible into or exchangeable for our common stock) for less than $0.95 per share. Subject to certain exceptions relating to issuances of our common stock under existing contracts and agreements and pursuant to employee stock option and other incentive plans, if we issue shares of our common stock (or other securities convertible into or exchangeable for our common stock) below $0.95 per share, each such selling stockholder would be entitled to receive a number of newly-issued shares of our common stock calculated by adjusting downward their per share purchase price in the private placement ($0.95 per share) by a ratio, the numerator of which would be the number of shares of our common stock outstanding immediately prior to the subsequent issuance of our common stock (or deemed issuance in the case of convertible or exchangeable securities) plus the number of shares of our common stock which could be purchased at $0.95 per share with the proceeds from such subsequent issuance, and the denominator of which would be the number of shares of our common stock outstanding immediately after such subsequent issuance. Such selling stockholders would then be entitled to receive a number of additional shares of our common stock equal to the difference between applying their “adjusted” per share purchase price to their original $0.95 per share purchase price paid in the private placement. As a result, if we issue shares of our common stock (or other securities convertible into or exchangeable for our common stock for less than $0.95 per share), we would be required to issue additional shares of our common stock to such selling stockholders, which could have a dilutive effect on other holders of our common stock and a depressive effect on the market price of our common stock. Moreover, such adjustment may occur one or more times, with the newly resulting “adjusted” per share price replacing $0.95 per share as the benchmark in determining whether and how many additional shares may be issued to such selling stockholders.

The right of such selling stockholders to acquire additional shares of our common stock terminates on the earlier to occur of August 25, 2004, or the date on which we sell an aggregate of $10 million of our common stock at a per share price (or prices) greater than $0.95.

The Holders of Our Series A Preferred Stock Have Payment Rights that Are Senior to Holders of Our Common Stock.

In the event of a liquidation, dissolution or winding up of Internap, holders of our Series A preferred stock would have claims against our assets that are senior to any claims of the holders of our common stock. In that event, the holders of the Series A preferred stock would be entitled to be paid out of the proceeds received from the sale of such assets before any payments would be made to the holders of our common stock. More specifically, the holders of our Series A preferred stock would be entitled to receive an amount equal to the original price of the Series A preferred stock plus any declared and unpaid dividends thereon. That amount is currently equal to $32.00 per share of preferred or approximately $80 million in the aggregate for all shares of Series A preferred stock outstanding as of September 30, 2003. After receiving that preferential distribution, holders of our Series A preferred stock would then be entitled to participate ratably with the holders of our common stock in any receipt of remaining proceeds until the holders of our Series A preferred stock shall have received three times the original issue price of the Series A preferred stock.

Additionally, in the event of “deemed liquidation” (described below), the holders of our Series A preferred stock would be entitled to be paid out of the consideration received in that transaction certain substantial preferential distributions before any distributions would be made to the holders of our common stock. More specifically, the holders of our Series A preferred stock would be entitled to receive an amount equal to the original price of the Series A preferred stock plus any declared and unpaid dividends thereon. That amount is currently equal to $32.00 per share of preferred or approximately $78.8 million in the aggregate for all shares of Series A preferred stock outstanding as of October 31, 2003. After receiving that preferential distribution, holders of our Series A preferred stock would then be entitled to participate ratably with the holders of our common stock in any receipt of remaining consideration received in that transaction until the holders of our Series A preferred stock shall have received three times the original issue price of the Series A preferred stock.

The Holders of Our Series A Preferred Stock, as a Group, Through Their Ownership of Series A Preferred Stock and Common Stock Have the Ability to Influence the Outcome of Matters Brought before Our Stockholders.

The holders of our Series A preferred stock, as a group, control a significant portion of our outstanding capital stock and, as such, have significant voting power with respect to our shares. In light of certain holders’ combined ownership of a substantial amount of outstanding shares of our common stock, those holders may be able to influence the outcome of matters brought before our stockholders, including a vote for the election of directors, changes to our certificate of incorporation and bylaws and other matters requiring stockholder approval.

The Holders of Our Series A Preferred Stock Have Substantial Approval Rights over Any Transaction pursuant to which We Would Undergo a Change in Control, Which Could Prevent Us from Engaging in a Change in Control Even if the Terms of Such Transaction Included a Substantial Premium to the Then-Current Market Price of Our Common Stock or Included Other Terms Deemed by Our Management or Board of Directors to Be in the Best Interests of the Holders of Our Common Stock.

The terms of our Series A preferred stock contain covenants that restrict our ability to undergo a change in control. For so long as shares of Series A preferred stock remain outstanding representing at least 5 million shares of our common stock upon conversion, without the approval of holders of more than 50% of the outstanding shares of such stock, we generally may not engage in any of the following:

•	A consolidation, merger or reorganization effected by us with the approval of our Board of Directors, in which our stockholders immediately prior to such consolidation, merger or reorganization, own less than 50% of our voting power immediately after such transaction;

•	A transaction or series of transactions, effected with the approval of our Board of Directors, in which a person or group of persons acquires beneficial ownership of more than 50% of our common stock or our corporation’s voting power; or

•	A voluntary sale, lease or disposition of all or substantially all of our assets effected by us with the approval of our Board of Directors (each of the foregoing, constituting a “deemed liquidation”).

As a result, as long as a significant number of shares of our Series A preferred stock remain outstanding, without the approval of the holders of our Series A preferred stock, we may not engage in a voluntary change in control or other form of deemed liquidation. Moreover, because holders of our Series A preferred stock are entitled to preferential payment from the proceeds of a deemed liquidation, they may be unwilling to approve a change in control or other form of deemed liquidation that would result in any payment to our common stockholders prior to their receipt of their full preferential payment. Consequently, even if the terms of such a transaction included a substantial premium to holders of our common stock over the then-current market price of our common stock, we may be prohibited from engaging in such a transaction due to the approval rights of the holders of our Series A preferred stock.

The Terms of Our Series A Preferred Stock Contain a Number of Restrictive Covenants in Favor of the Holders of that Stock that Could Impair or Impede Our Ability to Carry Out Our Business Plan or Take Other Actions, Including Those Otherwise Deemed to Be in the Best Interests of the Holders of Our Common Stock.

The terms of our Series A preferred stock contain covenants that restrict our operations in a number of significant respects. For so long as shares of Series A preferred stock remain outstanding representing at least 5 million shares of our common stock upon conversion, without the approval of holders of more than 50% of the outstanding shares of such stock, we may not, among other things:

•	Increase or decrease our authorized number of shares of capital stock;

•	Authorize, issue or sell securities that rank equal with or senior to our Series A preferred stock as to redemption, voting rights, liquidation preferences or dividends;

•	Issue debt in excess of $5 million; or

•	Increase the number of shares available under our stock compensation plans.

The terms of our Series A preferred stock also contain an anti-dilution provision that would, if we were to issue shares of common stock or were to be deemed to issue those shares in certain circumstances at prices below the conversion price of the Series A preferred stock (currently $0.95 per share of common stock), cause us to increase the voting rights of the Series A preferred stock and to issue substantial numbers of shares of common stock to our holders of Series A preferred stock, resulting in potentially substantial dilution in the economic and voting power of the holders of our common stock. There is no assurance that we could obtain the approval of the requisite percentage of the holders of Series A preferred stock to the waiver or amendment of one or more of the foregoing restrictive covenants on a timely basis, if at all.

Nasdaq Guidelines Relating to Its Voting Rights Policy May Prevent Us from Issuing Shares of Our Common Stock or Other Equity Securities at Prices (or at Deemed Prices) Below $0.99 Per Share.

Under guidelines articulated by the Nasdaq relating to its voting rights policy, resetting the Series A preferred stock’s conversion price to a price below $0.99 constitutes a violation of the Nasdaq’s voting rights policy absent the receipt by us of voting rights waivers from our Series A preferred stockholders or the consent of the Nasdaq to any issuance of securities giving rise to such a conversion price adjustment. We received the consent of the Nasdaq to our issuance of common stock at a price of $0.95 and the resulting adjustment to the Series A preferred stock conversion price in our private placement to certain of the selling stockholders. It is highly questionable, however, whether the Nasdaq will provide similar consent for the further readjustment of the Series A preferred stock’s conversion price or for future equity financings at less than $0.99 per share. Without such consent, we would be required to obtain stockholder approval to amend our charter to limit the voting rights of holders of Series A preferred stock or to obtain voting rights waivers from holders of our Series A preferred stock. Accordingly, we may be constrained in our ability to raise additional equity capital in the future if such financings would result in the adjustment of the Series A preferred stock’s conversion price to below $0.95 per share of common stock or if such financings are at a price (or deemed price) of less than $0.99 per share of common stock.

SELLING STOCKHOLDERS

We are registering for resale 10,863,675 shares of our common stock held by the selling stockholders identified below. The selling stockholders acquired the shares from us in private placements. We are registering the shares to permit the selling stockholders and their pledgees, donees, transferees and other successors-in-interest that receive their shares from a selling stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares when and as they deem appropriate. The following table sets forth:

•	the names of the selling stockholders,

•	the number and percent of shares of our common stock that the selling stockholders beneficially owned as of October 31, 2003 prior to the offering for resale of the shares under this prospectus,

•	the number of shares of our common stock that may be offered for resale for the account of the selling stockholders under this prospectus, and

•	the number and percent of shares of our common stock to be beneficially owned by the selling stockholders after the offering of the resale shares (assuming all of the offered resale shares are sold by the selling stockholders).

The number of shares in the column “Number of Shares Being Offered” represents all of the shares that each selling stockholder may offer under this prospectus. We do not know how long the selling stockholders will hold the shares before selling them or how many shares they will sell and we currently have no agreements, arrangements or understandings with any of the selling stockholders regarding the sale of any of the resale shares. The shares offered by this prospectus may be offered from time to time by the selling stockholders listed below.

The table is prepared solely based on information supplied to us by the listed selling stockholders, and assumes the sale of all of the shares offered by this prospectus. The applicable percentages of beneficial ownership are based on an aggregate of 201,914,398 shares of our common stock issued and outstanding on October 31, 2003, adjusted as may be required by rules promulgated by the SEC.

	Shares Beneficially Owned Prior to Offering		Number of Shares Being Offered	Shares Beneficially Owned After Offering
Selling Stockholders	Number	Percent		Number	Percent
Van Wagoner Private Opportunities Fund, L.P.[1]	3,000,000	1.7%	3,000,000	—	—
Lagunitas Partners, LP2	2,500,000	1.4	2,500,000	—	—
Shopkorn Associates LLC[3]	1,578,947	—	1,578,947	—	—
Gruber & McBaine International[4]	900,000	—	900,000	—	—
Eric S. Philo	676,316	—	676,316	—	—
SF Capital Partners Ltd.[5]	500,000	—	500,000	—	—
John Lee	315,789	—	315,789	—	—
Alpha Capital AG6	284,212	—	284,212	—	—
Cisco Systems Capital Corporation[7]	213,675	—	213,675	—	—
J Patterson McBaine	200,000	—	200,000	—	—
Jon D Gruber & Linda W Gruber	200,000	—	200,000	—	—
Kenneth M. Spence	105,263	—	105,263	—	—
Westcliffe Opportunity Fund, L.P.[8]	105,263	—	105,263	—	—
Henry S. Bienen	105,263	—	105,263	—	—
Grant M. Inman and Suanne B. Inman, TTEES Inman Living Trust UAD 5/9/89	100,000	—	100,000	—	—
Gamma Opportunity Capital Partners, LP9	78,947	—	78,947	—	—

[1]	Van Wagoner Capital Management, Inc. (“VWCM”), a general partner of Van Wagoner Private Opportunities Fund, L.P., exercises voting and dispositive power with respect to the shares of our common stock offered by Van Wagoner Private Opportunities Fund, L.P. in this prospectus. Voting, investment and disposition decisions made by VWCM on behalf of Van Wagoner Private Opportunities Fund, L.P. are made by Mr. Garrett R. Van Wagoner.
[2]	Gruber & McBaine Capital Management LLC (“GMCM”), the general partner of Lagunitas Partners, LP, exercises voting and dispositive power with respect to the shares of our common stock offered by Lagunitas Partners, LP in this prospectus. Voting, investment and disposition decisions made by GMCM on behalf of Lagunitas Partners, LP are made by Mr. J Patterson McBaine and Mr. Jon D. Gruber, managers of GMCM.
[3]	Voting and dispositive power with respect to the shares of our common stock offered by Shopkorn Associates, LLC in this prospectus is exercised by Mr. Stanley Shopkorn, the managing member of Shopkorn Associates, LLC.
[4]	Voting and dispositive power with respect to the shares of our common stock offered by Gruber & McBaine International in this prospectus is exercised by GMCM as attorney-in-fact for Gruber & McBaine International. Voting, investment and disposition decisions made by GMCM on behalf of Gruber & McBaine International are made by Mr. J Patterson McBaine and Mr. Jon D. Gruber, managers of GMCM.
[5]	Staro Asset Management, L.L.C., the investment manager of SF Capital Partners Ltd., exercises voting and dispositive power with respect to the shares of our common stock offered by SF Capital Partners Ltd. in this prospectus. Voting, investment and disposition decisions made by Staro Asset Management, L.L.C. on behalf of SF Capital Partners Ltd. are made by Mr. Michael A. Roth and Mr. Brian J. Stark, the managing members of Staro Asset Management, L.L.C. Messrs. Roth and Stark may be deemed to be the beneficial owners of the shares of our common stock offered by SF Capital Partners Ltd. in this prospectus. SF Capital Partners Ltd. has advised us that it is an affiliate of two broker-dealers and that it purchased the securities reflected in this table in the ordinary course of business and, at the time of that purchase, it had no agreements or understandings, directly or indirectly, with any person to distribute such securities.
[6]	Voting and dispositive power with respect to the shares of our common stock offered by Alpha Capital AG in this prospectus is exercised by Mr. Konrad Ackermann, as Director of Alpha Capital AG.
[7]	Cisco Systems Capital Corporation is affiliated with Cisco Systems, Inc., a publicly traded communications equipment provider which has its common stock listed on the Nasdaq National Market under the ticker symbol “CSCO.”
[8]	Generation Investment Management, LLC, the investment advisor of Westcliffe Opportunity Fund, L.P., exercises voting and dispositive power with respect to the shares of our common stock offered by Westcliffe Opportunity Fund, L.P. in this prospectus. Voting, investment and disposition decisions made by Generation Investment Management, LLC on behalf of Westcliffe Opportunity Fund, L.P. are made by Mr. Jeff Sigman and Mr. Seth Weiss, the managing members of Generation Investment Management, LLC.
[9]	Gamma Capital Advisors, Ltd., the general partner of Gamma Opportunity Capital Partners, LP, exercises voting and dispositive power with respect to the shares of our common stock offered by Gamma Opportunity Capital Partners, LP in this prospectus. Gamma Capital Advisors, Ltd. may be deemed to be the beneficial owner of said shares of our common stock. Voting, investment and disposition decisions made by Gamma Capital Advisors, Ltd. on behalf of Gamma Opportunity Capital Partners, LP are made by Mr. Christopher Rossman and Mr. Jonathan P. Knight, the directors of Gamma Capital Advisors, Ltd. Messrs. Rossman and Knight have disclaimed beneficial ownership of the shares of our common stock offered by Gamma Opportunity Capital Partners, LP in this prospectus.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the resale shares by the selling stockholders. All proceeds from the sale of the resale shares will be solely for the accounts of the selling stockholders.

PLAN OF DISTRIBUTION

The selling stockholders may sell the shares being offered from time to time in one or more transactions:

•	on the Nasdaq SmallCap Market or otherwise;

•	in the over-the-counter market;

•	in negotiated transactions;

•	through the writing of options on shares, whether the options are listed on an options exchange or otherwise; or

•	a combination of such methods of sale.

The selling stockholders may sell the shares at market prices prevailing at the time of sale, at prices related to those market prices or at negotiated prices. The selling stockholders also may sell the shares pursuant to Rule 144 adopted under the Securities Act, as permitted by that rule. The selling stockholders may effect transactions by selling shares directly to purchasers or to or through broker-dealers. The broker-dealers may act as agents or principals. The broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers of the shares. The compensation of any particular broker-dealer may be in excess of customary commissions. Because the selling stockholders and broker-dealers that participate with the selling stockholders in the distribution of shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. Any commissions received by them and any profit on the resale of shares may be deemed to be underwriting compensation.

The shares will be sold through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Securities Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each selling stockholder will be subject to applicable provisions of the Securities Exchange Act and the associated rules and regulations under the Securities Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

Upon notification to us by a selling stockholder that any material arrangement has been entered into with broker-dealers for the sale or purchase of shares, we will file a supplement to this prospectus, if required, disclosing:

•	the name of the selling stockholder and of the participating broker-dealers;

•	the number of shares involved;

•	the price at which such shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable;

•	that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transaction.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by King & Spalding LLP.

EXPERTS

The consolidated financial statements of Internap Network Services Corporation as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002, incorporated by reference in this prospectus and registration statement have been so incorporated by reference in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information we have filed with the Commission at the Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Our public filings are also available to the public from commercial document retrieval services and at the website maintained by the Commission at http://www.sec.gov.

INCORPORATION OF DOCUMENTS BY REFERENCE

This prospectus incorporates by reference documents that we have filed, and will in the future file, with the Securities and Exchange Commission. This means that we disclose important information to you by referring you to another document filed separately with the Commission. These documents contain important business information about us, our business and our financial condition, results of operations and cash flows. Except as described below, the information incorporated by reference is deemed to be a part of this prospectus, and later information that we file with the Commission will automatically update and supercede this information.

The following documents that we have previously filed with the Commission, other than the exhibits thereto, are incorporated by reference in this prospectus:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

•	our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2003, June 30, 2003 and September 30, 2003;

•	our Current Reports on Form 8-K filed on April 29, 2003, July 29, 2003, July 30, 2003, August 22, 2003 and October 28, 2003; and

•	the description of our common stock contained in the registration statement filed with the Commission on Form 8-A on September 8, 1999.

In addition, all documents filed by us with the Commission pursuant to Sections 13(a), 13(c), 14, and 15(d) of the Securities Exchange Act of 1934, as amended, after the date hereof and prior to the date on which this offering is completed or terminated are incorporated by reference into this prospectus.

Upon written or oral request, we will provide, at no cost to you, a copy of any of these documents. You may request a copy of these filings, by writing or telephoning us at the following address: Internap Network Services Corporation, 250 Williams Street, Atlanta, Georgia 30303, Attention: Corporate Secretary, telephone (404) 302-9700.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or any prospectus supplement. This prospectus is not an offer of these securities in any jurisdiction where an offer and sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

10,863,675 Shares

Common Stock

INTERNAP NETWORK

SERVICES CORPORATION

PROSPECTUS

                        , 2003

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following table sets forth an estimate of the fees and expenses relating to the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions, all of which shall be borne by Internap Network Services Corporation (the “Registrant” or the “Company”). All of such fees and expenses, except for the SEC Registration Fee, are estimated:

SEC registration fee	$1,222
Transfer agent’s fees and expenses	5,000
Legal fees and expenses	60,000
Printing fees and expenses	6,000
Accounting fees and expenses	30,000
Miscellaneous fees and expenses	15,000

Total	$117,222

Item 15.	Indemnification of Officers and Directors.

The Company’s bylaws, as amended and restated, provide for indemnification of officers and directors to the fullest extent permitted by the Delaware General Corporation Law. The provisions of Section 43 of the Company’s bylaws constitute a contract of indemnification between the Company and its officers and directors. Section 43(g) of the Company’s bylaws permits the Company to purchase and maintain officers’ and directors’ liability insurance in order to insure against the liabilities for which such officers and directors are indemnified pursuant to Section 43. The Company provides officers’ and directors’ liability insurance for its officers and directors.

The Company has entered into indemnification agreements with certain of its directors and executive officers providing contractual indemnification by the Company to the fullest extent permissible under Delaware law.

The Company and the selling stockholders have agreed to indemnify each other and each other’s controlling persons, as applicable, against certain liabilities under the Securities Act in connection with this registration statement.

Item 16.	Exhibits.

Exhibit Number	Description of Document

4.1*	Certificate of Incorporation of the Registrant.

4.2*	Amended and Restated Bylaws of the Registrant.

4.3*	Form of Purchase Agreement, dated as of August 25, 2003.

4.4*	Side Letter to Purchase Agreement, dated August 25, 2003.

5*	Opinion of King & Spalding LLP as to the legality of the securities being registered.

23.1*	Consent of King & Spalding LLP (included in Exhibit 5).

Exhibit Number	Description of Document

23.2	Consent of PricewaterhouseCoopers LLP.

24*	Power of Attorney.

*  Previously filed.

Item 17.	Undertakings.

The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that subparagraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by these subparagraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on the 19th day of November 2003.

INTERNAP NETWORK SERVICES CORPORATION

By:	/s/ ROBERT R. JENKS
Robert R. Jenks Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, the following persons in the capacities and on the dates indicated have signed this Registration Statement below.

*/s/ GREGORY A. PETERS Gregory A. Peters	President and Chief Executive Officer (Principal Executive Officer)	November 19, 2003

*/s/ EUGENE EIDENBERG Eugene Eidenberg	Non-Executive Chairman	November 19, 2003

/s/ ROBERT R. JENKS Robert R. Jenks	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	November 19, 2003

*/s/ CHARLES B. COE Charles B. Coe	Director	November 19, 2003

*/s/ JAMES P. DEBLASIO James P. DeBlasio	Director	November 19, 2003

*/s/ ANTHONY C. NAUGHTIN Anthony C. Naughtin	Director	November 19, 2003

*/s/ WILLIAM J. HARDING William J. Harding	Director	November 19, 2003

*/s/ FREDRIC W. HARMAN Fredric W. Harman	Director	November 19, 2003

*/s/ KEVIN L. OBER Kevin L. Ober	Director	November 19, 2003

*/s/ ROBERT D. SHURTLEFF, JR. Robert D. Shurtleff, Jr.	Director	November 19, 2003

*By:	/S/ ROBERT R. JENKS

Attorney-in-fact

INDEX TO EXHIBITS

Exhibit Number	Description of Document

4.1*	Certificate of Incorporation of the Registrant, as amended through July 11, 2003, and as in effect as of October 22, 2003.

4.2*	Amended and Restated Bylaws of the Registrant.

4.3*	Form of Purchase Agreement, dated as of August 25, 2003.

4.4*	Side Letter to Purchase Agreement, dated August 25, 2003.

5*	Opinion of King & Spalding LLP as to the legality of the securities being registered.

23.1*	Consent of King & Spalding LLP (included in Exhibit 5).

23.2	Consent of PricewaterhouseCoopers LLP.

24*	Power of Attorney.

* Previously filed.